Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252915

GREAT AMERICAN LIFE INSURANCE COMPANY

Mailing Address: P.O. Box 5423, Cincinnati OH 45201-5423

Administrative Office: 301 East Fourth Street, Cincinnati OH 45202

Annuity Services: 1-800-789-6771

INDEX FRONTIER® 5 PRO ANNUITY

INDEX FRONTIER® 7 PRO ANNUITY

Supplement Dated June 1, 2021

to Prospectus Dated May 1, 2021

This supplement is intended to update certain information in the above-referenced prospectuses for the Index Frontier 5 Pro Annuity and the Index Frontier 7 Pro Annuity (each a “Contract”). All other provisions outlined in the prospectuses remain unchanged. Unless otherwise indicated, terms used in this supplement have the same meaning as in Contract prospectuses.

On January 27, 2021, American Financial Group, Inc. announced it had entered into an agreement to sell Great American Life Insurance Company, Great American Advisors, Inc., and certain other of its insurance companies to Massachusetts Mutual Life Insurance Company (the “Transaction”). The Transaction has been completed, as of the date of this supplement.

The terms and provisions of your Contract are not changed by the Transaction, and Great American Life Insurance Company will continue to be responsible for the liabilities and obligations of all its outstanding contracts. The Transaction does not affect the terms of, or the rights and obligations under, the Contracts.

The Transaction does not change the fact that Great American Life Insurance Company is and will remain the issuer of the Contracts.

Please also note that, in connection with the Transaction, Great American Advisers, Inc. remains the principal underwriter for the Contracts issued by Great American Life Insurance Company.

If you have any questions about this supplement, please call 1-800-789-6771 or contact your registered representative.

Please retain this supplement for future reference.